Exhibit 12.1

Paperweight Development Corp. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	(Successor Basis)					Predecessor Basis
	2005	2004	2003	2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Net earnings from continuing operations	$(3,014)	$(25,031)	$11,159	$10,092	$7,616	$37,183

Add: Income tax expense	(357)	249	83	503	117	20,625

Add: Interest expense	49,780	49,595	54,160	68,354	10,638	25,441

Portion of rent deemed interest factor	3,053	3,347	2,662	2,930	386	2,485

Total earnings available for fixed charges	$49,462	$28,160	$68,064	$81,879	$18,757	$85,734

Fixed charges:

Interest expense	49,780	49,595	54,160	68,354	10,638	25,441

Portion of rent deemed interest factor	3,053	3,347	2,662	2,930	386	2,485

Total fixed charges	$52,833	$52,942	$56,822	$71,284	$11,024	$27,926

Ratio of earnings to fixed charges	0.9	0.5	1.2	1.1	1.7	3.1